Berkshire Income Realty, Inc.
One Beacon Street, Suite 1500
Boston, MA 02108

October 22, 2008

Mr. Jorge Bonilla
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Comment Letter dated October 9, 2008 (the “Comment Letter”), in respect of:
Berkshire Income Realty, Inc.
Form 10-K for Year Ended December 31, 2007
Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008
File No. 001-31659

Dear Mr. Bonilla:

Berkshire Income Realty. Inc (the “Company”) respectfully submits the following response to the comment of the United States Securities and Exchange Commission Staff contained in the Comment Letter:

The Company will revise the beginning of the certification required by Exchange Act Rule 13a-14(a) in future filings by excluding the title from the identification of the certifying individual(s).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this response, need further information or would like to discuss the matter covered in this letter, please contact me at (617) 556-1450.

Sincerely,

/s/ Christopher M. Nichols

Christopher M. Nichols
Principal Financial Officer